# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DT Cloud Star Acquisition Corp, CIK 0002017950
CUSIP: 53566V106
Title of class of securities: Units
Address of issuer's principal executive offices: 300 CADMAN PLAZA WEST, 12TH FLOOR, BROOKLYN, New York (NY), 11201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001846718-24-000025
Filed by CIK 0001846718

## Reporting persons
- Space Summit Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: DT Cloud Star Acquisition Corp
Address of issuer's principal executive offices: 300 CADMAN PLAZA WEST, 12TH FLOOR, BROOKLYN, NEW YORK, 11201.

## Item 2. Person Filing
Name of person filing: Space Summit Capital LLC
Address of principal business office or, if none, residence: 15455 Albright Street, Pacific Palisades, CA 90272
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Space Summit Capital LLC: Keith Fleischmann, Managing Member (01/29/2025)